

04003855

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF3-17-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- 34427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/03___ AND ENDING___12/31/03___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Valley National Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___1605 Valley Center Parkway Suite 160___
　　　　　　　　　　　　(No. and Street)

___Bethlehem___　　　　　　　　___PA___　　　　　　　___18017___
　　　(City)　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___France, Anderson, Basile and Company, P.C.___
　　　　　(Name – if individual, state last, first, middle name)

___4777 Hamilton Blvd___　　___Allentown___　　　___PA___　　　___18103___
　　(Address)　　　　　　　　　(City)　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FEB 27 2004

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Thomas M. Riddle_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Valley National Investments, Inc_____, as of __December 31_____, 20_03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

__President_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



VALLEY NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND AUDITOR'S REPORT

DECEMBER 31, 2003

VALLEY NATIONAL INVESTMENTS, INC.
DECEMBER 31, 2003

TABLE OF CONTENTS

FRANCE, ANDERSON, BASILE and COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4777 Hamilton Boulevard
Allentown, Pennsylvania 18103
(610) 395-2400
(610) 395-8616 FAX

Members: American Institute of
Certified Public Accountants
Pennsylvania Institute of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Valley National Investments, Inc.
Bethlehem, Pennsylvania

We have audited the accompanying statement of financial condition of VALLEY NATIONAL INVESTMENTS, INC. as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VALLEY NATIONAL INVESTMENTS, INC. as of December 31, 2003 the results of its operations, and the changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11, titled "Statement of Aggregate Indebtedness and Net Capital," is presented for purposes of additional analysis and is not a required part of the basis financial statements; but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

France, Anderson, Basile and Company, P.C.

February 13, 2004
Allentown, Pennsylvania

-1-

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
<u>DECEMBER 31, 2003</u>

-ASSETS-

CURRENT ASSETS

Cash	$ 14,322
Concessions Receivables-Mutual Funds	110,021
Concessions Receivables-Variable Annuities	35
Concessions Receivables-General Securities	13,129
12b-1 Receivable	<u>58,800</u>
TOTAL CURRENT ASSETS	196,307

INVESTMENTS, AT MARKET VALUE	170,204

FIXED ASSETS

Furniture and Fixtures	6,166
Office Equipment	
Less: Accumulated Depreciation	<u>(6,166)</u>
TOTAL FIXED ASSETS	0

OTHER ASSETS

Deferred Tax Asset	37,858
Deposit	<u>50,000</u>
TOTAL OTHER ASSETS	<u>87,858</u>
TOTAL ASSETS	$ 454,369

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
(CONTINUED)
DECEMBER 31, 2003

-LIABILITIES AND STOCKHOLDERS' EQUITY-

CURRENT LIABILITIES

12B-1 Payable	$ 35,280
Corporate Taxes Payable	300
Commissions Payable	127,738
TOTAL CURRENT LIABILITES	163,318
Deferred Tax Payable	43,167

COMMITMENTS AND CONTINGENCIES

TOTAL LIABILITIES	206,485

STOCKHOLDERS' EQUITY

Common Stock, par value $1.00 per share; authorized 500,000 shares, issued 1,771 shares, of which 660 shares are held in treasury	1,771
Additional Paid-in Capital	173,017
Retained Earnings	255,274
Less: Treasury Stock – at cost	(182,178)
TOTAL STOCKHOLDERS' EQUITY	247,884
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 454,369

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

COMMISSIONS AND FEES EARNED	$ 2,832,228
EXPENSES	
Clearing House Fees	15,819
Commissions	696,710
Regulatory Fees	11,056
Management Fees	1,926,691
Dues and Subscriptions	1,865
Insurance	32,247
Professional Fees	3,265
Taxes - Other Than Income	4,473
Office Supplies and Other Expenses	160,931
TOTAL EXPENSES	2,853,057
LOSSFROM OPERATIONS	(20,829)
OTHER INCOME (EXPENSE)	
Gain on Investments	45,163
Investment Income	557
INCOME BEFORE INCOME TAXES	24,891
INCOME TAXES (BENEFIT)	437
NET INCOME	$ 24,454

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Retained Earnings	Additional Paid in Capital	Common Stock Number of Shares	$1.00 Par Value	Treasury Stock
BALANCE JANUARY 1, 2003	$ 230,820	$ 173,017	1,771	$ 1,771	$ 182,178
Net Income for the Year Ended December 31, 2003	24,454				
BALANCE DECEMBER 31, 2003	$ 255,274	$ 173,017	1,771	$ 1,771	$ 182,178

The accompanying notes are an integral part of the financial statements.

-5-

VALLEY NATIONAL INVESTMENTS, INC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$ 24,454
Adjustments to reconcile net earnings	
to net cash provided by operating activities:	
Gain on Investments	(45,163)
Changes in Assets and Liabilities:	
Concessions Receivable	(55,737)
Commissions Payable	59,357
Prepaid Taxes	1,160
Deferred Taxes	437
NET CASH PROVIDED BY OPERATING ACTIVITIES	(15,492)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of investments	(311)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(311)

CASH FLOW FROM FINANCING ACTIVITIES

    NONE

NET DECREASE IN CASH	(15,803)
CASH, BEGINNING OF YEAR	30,125
CASH, END OF YEAR	$ 14,322

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION:

Interest paid	$ 0
Income taxes paid	$ 8,571

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Valley National Investments, Inc. (the Company) is a Pennsylvania Corporation. The Company provides broker-dealer services for its customers. Valley National Investments, Inc. is a member of a controlled group of corporations.

A.   Accounting Method

The Company uses the accrual method of accounting for financial reporting purposes and the cash method of accounting for income tax reporting purposes.

B.   Fixed Assets

Fixed assets are stated at their historical cost basis. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the declining balance method for financial reporting and income tax reporting purposes. All assets are fully depreciated.

C.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INVESTMENTS:

Investments represent mortgage backed securities and common stock purchased by the Company for its own account. The investment is valued at market. The difference between cost and market is reported as gain or loss on the income statement.

NOTE 3- INCOME TAXES:

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The Statement requires the assets and liability approach to accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

VALLEY NATIONAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 3 – INCOME TAXES: (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 are as follows:

Current deferred tax assets:
Expenses Payable $ 163,318

Current deferred tax liabilities:
Revenues Receivable $ 181,895

The components of the provision for tax are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 179	$ 179
State	0	258	258
	$ 0	$ 437	$ 437

Income taxes paid in 2002 were $ 8,571.

NOTE 4 – RELATED PARTY TRANSACTIONS:

Valley National Group, Inc., a related entity, assesses management fees. The assessments are computed based on the Company's profitability and utilization of resources. For the year ended December 31, 2003, the management fee amounted to $1,926,691.

NOTE 5- CASH FLOW STATEMENT:

Cash and cash equivalents consisted of bank checking accounts and an escrow account with the Company's clearing company.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE 6 – COMMITMENTS AND CONTINGENCIES:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the company had net capital amounting to $ 206,485, which exceeded the minimum required net capital by $ 156,485. The Company's net capital ratio was approximately .80 to 1.

NOTE 7 – CREDIT RISK:

Most of the Company's business activity is with customers located within Pennsylvania and New Jersey.

NOTE 8 – FAIR VALUES OF FINANCIAL INSTRUMENTS:

Disclosure of fair value information about certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value is required by Financial Accounting Standards Board Statement (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments." The following methods and assumptions were used in estimating fair values:

Cash and Cash Equivalents and Investments: The carrying amount reported in the Balance Sheet approximates fair value.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2003 are as follows:

	Carrying Amounts	Fair Value
Cash and Cash Equivalents	$ 14,322	$ 14,322
Investments	170,204	170,204

NOTE 9 – SEC RULE 15C3-3:

The Company is exempt to Securities and Exchange Commission Rule 15c3-3 pursuant to the k (2) (ii) exemption of the rule.

NOTE 10 - ADVERTISING

Advertising costs are expensed as incurred and recorded in the Statement of Income.

SUPPLEMENTARY INFORMATION

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
YEAR ENDED DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS:

Commissions Payable	$ 163,018	
Income Taxes Payable	43,467	
TOTAL AGGREGATE INDEBTEDNESS		$ 206,485

NET CAPTIAL:

Total Assets	454,369	
Total Liabilities	206,485	
Total Net Assets		247,884

Less: Deferred Taxes (excess of asset over payable)	0	
Excess Fidelity Bond Coverage	4,000	
Prepaid Taxes	0	
12-b1 Receivable (excess of asset over payable)	23,520	
Non-allowable concessions receivable	0	
		27,520

Tentative Net Capital	220,364
Less: Reserve on inventory	25,618
NET CAPITAL*	$ 194,746

*There was no material difference between the audited net capital computation and the amount originally submitted by the company.

The accompanying notes are an integral part of the financial statements.

FRANCE, ANDERSON, BASILE and COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4777 Hamilton Boulevard
Allentown, Pennsylvania 18103
(610) 395-2400
(610) 395-8616 FAX

Members: American Institute of
Certified Public Accountants
Pennsylvania Institute of
Certified Public Accountants

Independent Auditors' Report on Internal Control

Board of Directors
Valley National Investments, Inc.
Bethlehem, Pennsylvania

In planning and performing our audit of the financial statements of VALLEY NATIONAL INVESTMENTS, INC. for the year ended December 31, 2003, we considered its internal control structures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by VALLEY NATIONAL INVESTMENTS, INC. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of the differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payments for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and of the practices and procedures are to provide management with reasonable, but not absolute, assurance that (1) assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispositions and (2) transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-12-

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclosed all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissioner's objectives.

We also believe that the Company was in compliance with the exemptive provisions of Rule 15c3-3. No facts came to our attention indicating that such provisions had not been compiled with during the year ended December 31, 2003.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 13, 2004
Allentown, Pennsylvania

-13-